Aames 2000-1

Mortgage Pass-Through Certificates

REO Report for April 25, 2001 Distribution
REO Report - Mortgage Loans that Become REO During Current Distribution
SUMMARY			LOAN GROUP

Total Loan Count = 2			Loan Group 1 = Fixed Group; REO Book Value = Not Available
Total Original Principal Balance = 73,350.00			Loan Group 2 = Adjustable 1 Group; REO Book Value = Not Available
Total Current Balance = 73,350.00			Loan Group 3 = Adjustable 2 Group; REO Book Value = Not Available
REO Book Value = Not Available

REO Book Value reported corresponds to total REO loans, including loans that become REO during current distribution.

Loan Number	Original	Stated		Current	State &
&	Principal	Principal	Paid to	Note	LTV at	Original	Origination
Loan Group	Balance	Balance	Date	Rate	Origination	Term	Date

2095184 1	48,000.00	48,000.00	Sep-01-00	11.000%	TN - 80.00%	360	Aug-22-00
2101825 1	25,350.00	25,350.00	Aug-01-00	12.250%	LA - 65.00%	360	Jul-07-00

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